

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2021

Jeffrey Chugg
Vice President, Legal
TaskUs, Inc.
1650 Independence Drive, Suite 100
New Braunfels, TX 78132

> **Re: TaskUs, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted March 23, 2021**
> **CIK No. 0001829864**

Dear Mr. Chugg:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1 DRS/A Submitted March 23, 2021

Summary Historical Consolidated Financial and Other Data, page 20

1.  With respect to Adjusted EBITDA margin and Adjusted net income margin, disclose the respective comparable ratios calculated using GAAP amounts. Refer to Items 10(e)1(i)(A) and (B) of Regulation S-K and footnote 27 of non-GAAP adopting Release No. 33-8176. Please revise disclosure on pages 80-84 and 96-101 accordingly.

2.  We note that you have included incentive and leave pay granted to employees that are directly attributable to the COVID-19 pandemic and you also included payments that will be due to sellers in the Blackstone Acquisition for certain tax benefits realized as a result of the Blackstock Acquisition. Please expand the disclosure to clarify whether the adjustments are incremental to normal operations, how the adjustments are directly

attributable to COVID-19 and whether the adjustments are based on actual or hypothetical amounts. Refer to CF Disclosure Guidance Topic 9 for guidance. Please also expand the disclosure on pages 82, 84 and 99-101 accordingly.

Dilution, page 78

3. Clarify that there is a net tangible deficit.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Trends and Factors Affecting Our Performance
New Client Wins, page 87

4. Please explain why you no longer provide your metric Annual Contract Value ("ACV") in your prospectus. You previously disclosed that ACV was a leading indicator of revenue opportunity in existing and new clients. In your explanation, please clarify if there were material changes in ACV in fiscal year 2020 from the fiscal year 2019. Further, please clarify whether your win rate metric is consistent with your ACV year-to-year changes.

5. On page iii, we note that you changed the definition of New Client Win to remove the reference that it may include new business generated from new unit or division of an existing client. Please explain the change in the definition and clarify whether your New Client Win metric no longer includes business from new divisions or units of existing clients.

Hiring and Retention of Employees, page 88

6. We note that you disclose your voluntary attrition rate for employees employed for more than 180 days for 2020. Please consider including the rate for 2019 for comparability or tell us why you believe such disclosure is not required.

Key Operating Metrics, page 96

7. We note that your Net Revenue Retention Rate declined from 139% in 2019 to 117% in 2020, which you attribute to "reduction in volumes in certain clients who experienced a decline in their end customer volumes because of lockdown restrictions globally." Please discuss whether this is a known material trend or uncertainty that will have, or is reasonably likely to have, a material impact on your revenues in any material way. To the extent material, provide more details of these clients and clarify and quantify how much of the decline is attributable to specific clients or client verticals.

Financial Statements
Note (2) Summary of Significant Accounting Policies
(j) Revenue Recognition, page F-10

8. We note on page 49 that your contracts with customers include obligations to satisfy certain performance indicators, such as average handle time, job count, productivity, total

        review time and accuracy and that if you fail to meet such performance indicators, you could be obligated to reduce your clients' payment under such contracts.  Please expand your revenue recognition accounting policy to explain how these contract terms impact your determination of performance obligations and amount and timing of revenue recognition.

(l) Property and Equipment, page F-11

9.      We note that you extended the useful lives of leasehold improvements in 2020.  In light of your recent lease terminations, please expand the disclosure to explain the basis for your belief that the useful lives should be extended.  Also, in light of your disclosure that the shorter lives are based in part on your historical use of the asset and normal practice, supplementally provide us with your analysis as to why this change is a change in estimate rather than a correction of an error.

Note (10) Income Taxes, page F-25

10.    We note on pages 57 and 137 that under the PEZA registrations, favorable tax treatment for some of your PEZA-registered sites expired at the end of 2020 but may be renewed for subsequent periods provided you meet certain criteria.  Please expand the disclosure to detail these expirations and clarify whether you continue to meet criteria subsequent to year end.  If material, disclose the amount of the favorable tax treatment that may not meet the certain criteria subsequent to year end.

Note (14) Subsequent Events, page F-28

11.    We note on page 1 that references to "common stock" includes your Class A common stock, Class B common stock and Class C common stock.  We also note on page 166 that Class B will have 10 votes and Class B shareholders will control the registrant following the IPO.  Please include detailed disclosure of the capital structure change as a subsequent event that occurs prior to effectiveness.  Please include in your disclosure the terms of the new classes on common stock and whether all shareholders prior to the capital structure change participated equally in the issuance of Class B common stock.  If not, disclose your accounting methodology for the change in capital structure regarding any preferential treatment of certain investors (i.e. special stock dividends).

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Edwin Kim, Staff Attorney, at (202) 551- 3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:      Edgar J. Lewandowski, Esq.